

SECURIT[illegible] [illegible]ISSION

07004904

A[illegible]

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-17230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi — (631) 270-1607
(Area Code — Telephone No.)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc. ,as of December 31 , 2006 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that this financial statement is being made available to all members or allied

Members of the New York Stock Exchange, Inc.



RICHARD J. LAMPEN
Notary Public - State of Florida
My Commission Expires Aug 6, 2010
Commission # DD 559496
Bonded By National Notary Assn.

Notary Public

CEO

Signature

Chief Financial Officer

Title

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.
AND SUBSIDIARIES

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.

We have audited the accompanying consolidated statement of financial condition of Ladenburg Thalmann & Co. Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Ladenburg Thalmann & Co. Inc. and subsidiaries as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the consolidated statement of financial condition, the Company changed its method of accounting for stock-based compensation effective January 1, 2006.

Eisner LLP

New York, New York
February 27, 2007

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 4,692,226
Securities owned, at market value	48,601
Due from clearing brokers	24,851,214
Due from other broker dealers	4,248,725
Due from affiliates	228,382
Exchange memberships owned, at acquisition cost (market value $ 425,500)	120,000
Furniture, equipment and leasehold improvements, net	393,633
Restricted asset	1,093,593
Intangible assets, net	702,013
Other assets	1,716,903
	$ 38,095,290
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 2,032,268
Accrued compensation	3,764,325
Accrued expenses and other liabilities	2,963,838
Due to Parent	1,443,024
Deferred rent	1,460,166
	11,663,621
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000,000 shares authorized; 5,600,000 shares issued and outstanding	56,000
Capital in excess of par value	85,619,512
Accumulated deficit	(59,243,843)
	26,431,669
	$ 38,095,290

See notes to consolidated statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a registered broker and dealer in securities that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis. The Company engages in various businesses of a broker-dealer including principal and agency trading, investment banking and underwriting activities.

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a publicly traded company whose stock trades on the American Stock Exchange under the symbol LTS.

The accompanying consolidated financial statement includes the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany balances have been eliminated upon consolidation. The Company's subsidiaries primarily provide asset management services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Futures contracts are valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments.

Exchange memberships owned, are valued at cost.

Principal transactions are recorded on a trade-date basis.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Effective January 1, 2006, the Company has adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires an entity to measure the cost of employee, officer and director services received in exchange for an award of equity instruments based on the grant-date fair value of the award. SFAS No. 123R supersedes the Company's previous accounting under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which permitted the Company to account for such compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Pursuant to APB No. 25, and related interpretations, no compensation cost had been recognized in connection with the issuance of stock options, as all options granted under LTS's Amended and Restated 1999 Performance Equity Plan (the "Option Plan"), in which the Company is a participant, and all options granted outside the Option Plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The Company adopted SFAS No. 123R using the modified prospective transition method, which requires that compensation cost be recorded as earned, (i) for all unvested stock options outstanding at the beginning of the first fiscal year of adoption of SFAS No. 123R based upon the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (ii) for all share-based payments granted subsequent to the adoption, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146") provides that costs associated with an exit or disposal be recognized and measured initially at their fair value in the period in which the liability is incurred. For operating leases, a liability for costs that will continue to be incurred under the lease for the remaining term without economic benefit shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the lease (the "cease-use-date"). The fair value of the liability at the "cease-use-date" is determined based on the remaining lease rentals, reduced by the estimated sublease rentals that could be reasonably obtained for the property (see Note H[1].)

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has not completed its assessment of the impact of this standard on its consolidated statement of financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The provisions of SAB No. 108 are required to be applied beginning December 31, 2006. The adoption of SAB No. 108 had no effect on the accompanying consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value should be based on assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions. The provisions of SFAS No. 157 will become effective for the Company beginning January 1, 2008. Generally, the provisions of this statement are to be applied prospectively. Certain situations, however, require retrospective application as of the beginning of the year of adoption through the recognition of a cumulative effect adjustment to the opening balance of retained earnings. Such retrospective application is required for positions in a financial instrument that trades in a certain market held by a broker-dealer that was measured at a fair value using a blockage factor which is no longer permitted upon application of this statement. The Company has not completed its assessment of the impact of this standard on its consolidated statement of financial condition.

NOTE C - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased as of December 31, 2006 are as follows:

	Securities Owned	Securities Sold, but not yet Purchased
Common stock and warrants	$ 42,822	$2,032,268
Government obligations	5,779	
	$ 48,601	$2,032,268

Substantially all of the securities owned are deposited with the Company's primary clearing broker and, pursuant to the agreement, the securities may be sold or hypothecated by the clearing broker.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 and the Commodity Futures Trading Commission's Regulation 1.17, which require the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2006, the Company had net capital of approximately $16,696,000, which exceeded its minimum capital requirement, as defined by SEC's Uniform Net Capital Rule 15c3-1, of $250,000, and as defined by the Commodity Futures Trading Commission's Regulation 1.17, of $500,000, by $16,446,000 and $16,196,000, respectively.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE E - ACQUISITION

On September 11, 2006, the Company acquired substantially all of the securities brokerage accounts and registered representatives and employees of BroadWall Capital LLC ("BroadWall"). In connection with this acquisition, LTS issued to BroadWall ten-year warrants to purchase 1,500,000 shares of its common stock at an exercise price of $0.94 per share. The warrants are exercisable as to 150,000 shares immediately and will become exercisable as to 337,500 shares on each of September 11, 2007, 2008, 2009 and 2010 contingent upon the continued employment of two former employees of BroadWall, both of whom have entered into two-year employment agreements with the Company. Such individuals had a 40% ownership interest in BroadWall. Accordingly, the Company has valued 825,000 of the warrants that vest over the two-year term of the employment agreements at $697,607, representing consideration for the acquisition. As the Company intends to repay LTS, the value of the warrant has been credited to Due to Parent. The remaining warrants, representing contingent consideration, will be recorded as additional purchase price if and when the Company renews the employees' employment contracts. The value of the warrants, together with legal costs related to the acquisition, has been assigned to an intangible, customer accounts, which is being amortized to expense over an estimated life of 10 years.

NOTE F - SALES OF EXCHANGE MEMBERSHIPS

As of December 31, 2005, the Company owned one membership on the NYSE which had been accounted for at a cost of $867,500 in accordance with industry practice. On April 20, 2005, the NYSE and Archipelago Holdings, Inc. entered into a definitive merger agreement, as amended and restated on July 20, 2005 (as so amended, the "NYSE Merger Agreement"), pursuant to which Archipelago and NYSE agreed to combine their businesses and become wholly-owned subsidiaries of NYSE Group, Inc. ("NYSE Group"), a newly-created, for-profit and publicly-traded holding company (collectively, the "NYSE Merger").

On March 7, 2006, the NYSE Merger was consummated, and each NYSE membership became entitled to receive in exchange for the NYSE membership $300,069 in cash, plus 80,177 shares of NYSE Group common stock. In addition, immediately prior to the consummation of the NYSE Merger, the NYSE announced a "permitted dividend" to be paid to each NYSE membership in the amount of approximately $70,571, which was equivalent to the membership's pro rata portion of the NYSE's "excess cash," as defined in the NYSE Merger Agreement. The Company received the permitted dividend and the merger consideration relating to its NYSE membership in March 2006.

As a result of the NYSE Merger, the Company's NYSE membership was converted into $370,640 in cash (including the permitted dividend) and 80,177 shares of NYSE Group common stock. The shares of NYSE Group common stock received in the NYSE Merger are subject to a three-year restriction on transfer. The restriction will be removed in three equal installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYSE Group in its sole discretion. The Company accounted for its investment in the NYSE Group restricted common stock at the estimated fair value with changes in fair value reflected in operations. The shares were valued at a discount from the published market value as a result of the transfer restrictions.

NOTE F - SALES OF EXCHANGE MEMBERSHIPS (CONTINUED)

On May 5, 2006, the Company participated in a secondary underwriting of its restricted NYSE Group common stock and sold 51,900 shares for an aggregate amount of $3,127,763 or average net proceeds of $60.27 per share. After the sale, the Company's investment in NYSE Group common stock consisted of 1,552 shares restricted through March 7, 2008 and 26,725 shares restricted through March 7, 2009.

On June 20, 2006, the Company transferred the 28,277 remaining restricted shares to its Parent in exchange for $1,227,799, representing the estimated fair value at such date.

On October 24, 2006 , the Company sold its membership on the Chicago Board of Options Exchange ("CBOE"). The membership cost $425,000 and was sold for $1,549,545.

NOTE G - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2006 were as follows:

Computer equipment	$ 1,179,498
Furniture and fixtures	672,908
Other	1,388,436
Total cost	3,240,842
Less accumulated depreciation and amortization	(2,847,209)
	$ 393,633

See Note H[1]

NOTE H - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is subleasing a portion of its office space. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges, and sublease rentals are as follows:

Year Ending December 31,	Lease Commitments	Sublease Rentals	Net
2007	$ 4,617,795	$ 5,116,530	$ (498,735)
2008	5,305,190	5,645,273	(340,083)
2009	5,305,190	5,336,133	(30,943)
2010	5,305,190	4,017,508	1,287,682
2011	5,305,190	3,340,348	1,964,842
Thereafter	20,015,035	11,294,156	8,720,879
	$ 45,853,590	$ 34,749,948	$ 11,103,642

One of the leases obligates the Company to occupy additional space at the landlord's option, which may result in aggregate additional lease payments of up to approximately $470,000.

In September 2004, the Company subleased one of two remaining floors it occupied in its former New York City office for the remaining term of its lease. The fair value of the Company's obligation with respect to the lease, computed in accordance with SFAS 146, was approximately $1,500,000 at inception of the sublease and approximated the balance of the Company's deferred rent liability relating to such space. The balance of this liability as of December 31, 2006 was approximately $502,823 and is included in accrued expenses and other liabilities. The decrease in the liability results from net cash outflows relating to the space, including certain costs in connection with the sublease.

In December 2005, the Company entered into an agreement to sublet the remaining floor of its former New York City office, through the end of its lease period. The $828,745 balance of the unamortized deferred rent liability was equivalent to the fair value of the Company's obligation with respect to the lease. The balance of this liability as of December 31, 2006 was approximately $86,381 and is included in accrued expenses and other liabilities. The decrease in the liability results from net cash outflows relating to the space, including certain costs in connection with the sublease.

Deferred rent of approximately $1,460,000 at December 31, 2006 represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2006, the Company had utilized a letter of credit in the amount of $1,000,000 which was collateralized by $1,093,593 of the Company's investment in a money market fund that was classified as a restricted asset on the consolidated statement of financial condition. The letter of credit was used as collateral for the lease for the Company's office space. Pursuant to the lease agreement, the requirement to maintain the letter-of-credit facility expired on December 31, 2006 and the restriction was removed from the investment in February 2007.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2006

NOTE H - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Litigation:

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against the Company, former employees of the Company and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not the Company) purchased convertible securities from plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $660,000,000 and punitive damages of $2,000,000,000. In August 2005, the Company's motion to dismiss was granted in part and denied in part; in July 2006, the Company's motion to reconsider portions of that decision was denied. A motion to dismiss certain of the claims as re-pleaded by plaintiff is currently pending. The Company believes the plaintiff's claims in this action are without merit and intends to vigorously defend against them.

In July 2004, a suit was filed in the U.S. District Court for the Eastern District of Arkansas by Pet Quarters, Inc. against the Company, a former employee of the Company and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $400,000,000. In April 2006, the Company's motion to dismiss was granted in part and denied in part. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In December 2005, a suit was filed in New York State Supreme Court, New York County, by Digital Broadcast Corp. against the Company, a Company employee and another individual. The plaintiff alleges, among other things, that in connection with plaintiff's retention of the Company to assist it in its efforts to obtain financing through a private placement of its securities, the Company committed fraud and breach of fiduciary duty, breach of contract, and breach of the implied covenant of good faith and fair dealing. The plaintiff seeks compensatory damages in excess of $2,000,000 and punitive damages of $10,000,000. In November 2006, the Company's motion to dismiss was granted in part and denied in part; a motion to reconsider portions of that decision is currently pending. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

The Company is a defendant in other litigation and is also involved in arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Such matters involve substantial or indeterminate amounts and are in varying stages of proceedings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Such liability amounted to approximately $108,000 at December 31, 2006 (included in accrued expenses and other liabilities). With respect to other pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position.

NOTE H - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3] Deferred underwriting compensation:

The Company is entitled to receive deferred investment banking and underwriting fees from certain clients whose initial public offerings the Company managed or participated in. These clients are primarily Specified Purpose Acquisition Companies ("SPACs") and the payment of deferred fees is contingent upon the SPACs consummating business combinations. Such fees are not reflected in the Company's results of operations until the underlying business combinations have been completed and the fees have been irrevocably earned. Generally, these fees may be received within twenty-four months from the respective date of the offering, or not received at all if no business combination transaction is consummated. As of December 31, 2006, the Company had unrecorded potential deferred fees of $13,400,000, which, net of expenses, amounted to approximately $8,200,000.

NOTE I - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2006, the Company had deferred tax assets of approximately $14,100,000 which are primarily attributable to net operating loss carryforwards and accruals which are not currently deductible. A valuation allowance, which has been established to offset such amount, has been provided based on management's evaluation that it is more likely than not that the benefits will not be realized.

At December 31, 2006, the Company and its subsidiaries' share of the consolidated net operating loss carryforwards, which expire in various years from 2015 through 2026, was approximately $28,000,000.

NOTE J - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum. The Plan also allows the Company to make matching and/or discretionary contributions. The Company elected not to make matching or discretionary contributions for 2006.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other brokers and dealers in securities pursuant to clearance agreements. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2006 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

At December 31, 2006, the amount due from clearing broker reflected in the consolidated statement of financial condition are due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

NOTE L - SUBORDINATED LIABILITIES

In December 2006, the Company received temporary cash subordinated loans in the amount of $2,000,000 from its Parent, $12,000,000 from a director of its Parent and $8,000,000 from its clearing firm to provide additional regulatory capital required for an underwriting participation. The temporary subordinated loans from the Parent and the director of the Parent were subordinated by their terms to the loan from the clearing broker. Upon completion of the underwriting during the same month, each of the three parties was repaid the principal and interest on the loans at the rate of LIBOR plus 2%, which amounted to $48,798. In addition, the director of the Company's Parent was paid an additional commitment fee of $50,000.

In August 2006, the Company received a temporary cash subordinated loan of $3,500,000 from its Parent to provide additional regulatory capital required for an underwriting participation in September 2006. The Company repaid its Parent the principal and interest on the loan at the rate of 9%, which amounted to $21,575.

NOTE M - EMPLOYEE INCENTIVE PLANS

The Company is a participant in the Option Plan that provides for the granting of stock options in LTS's common stock to certain directors, employees and consultants, at its discretion.

The Option Plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The Option Plan is administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the Option Plan may be incentive stock options and non-qualified stock options. An incentive stock option may be granted only through May 27, 2009 and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee (10% Shareholder) who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS. The exercise price, of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS's common stock, provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS's common stock. As of December 31, 2006, LTS had 12,473,432 options available to grant under the plan.

NOTE M - EMPLOYEE INCENTIVE PLANS (CONTINUED)

Stock option activity related to options granted by LTS to the Company's employees under the Option Plan and related information for the year ended December 31, 2006 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	6,512,770	$ 0.93		
Granted during 2006	1,395,000	0.99		
Forfeited or expired during 2006	(648,267)	0.86		
Exercised during 2006	(701,192)	0.68		
Outstanding at December 31, 2006	6,558,311	0.97	7.57	$2,547,412
Vested or expected to vest	5,286,855	1.01	7.28	2,027,391
Options exercisable, December 31, 2006	3,279,135	1.12	6.38	1,206,240

Commencing in 2004, LTS granted stock options to certain recruited employees of the Company in conjunction with their employment agreements, which are outside of the Option Plan. In September 2006, the Company acquired substantially all of the securities brokerage accounts and registered representatives and employees of Broadwall Capital LLC ("Broadwall"). In connection with the transaction, LTS granted to various of these individuals options outside of the plan to purchase an aggregate of 1,500,000 shares of LTS's common stock at an exercise price of $1.05 per share. The options vested as to 10% of the shares immediately and will vest as to 22.5% of the shares on each of September 5, 2007, 2008, 2009 and 2010. A summary of the status of these options granted outside the Option Plan at December 31, 2006, and changes during the year then ended are presented below:

NOTE M - EMPLOYEE INCENTIVE PLANS (CONTINUED)

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	14,000,000	$ 0.58		
Granted during 2006	1,500,000	1.05		
Forfeited or expired during 2006	(5,800,000)	0.63		
Exercised during 2006	(1,200,000)	0.50		
Outstanding at December 31, 2006	8,500,000	0.63	8.50	$5,007,500
Vested or expected to vest	3,954,195	0.63	8.48	2,351,507
Options exercisable, December 31, 2006	1,275,001	0.60	8.42	786,126

All plan and non-plan options vest based on service conditions with the exception of 500,000 options granted to an employee, which vest based on certain production levels being met as a result of a modification entered into during 2006.

The weighted-average grant date fair value of employee options granted during the year ended December 31, 2006 was $0.92. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions:

	2006
Dividend yield	0.00%
Expected volatility	126.64%
Risk-free interest rate	4.82%
Expected life (in years)	6

During 2006, the Company took into consideration guidance contained in SFAS No. 123R and SAB No. 107 when reviewing and developing assumptions for the 2006 grants. The weighted average expected life for the 2006 grants of 6 years reflects the alternative simplified method permitted by SAB No. 107, which defines the expected life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Expected volatility for the 2006 option grants is based on historical volatility over the six years prior to the option grant date.

As of December 31, 2006, there was $1,611,574 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over the vesting periods of the options, which on a weighted-average basis is approximately 1.49 years.

The total intrinsic value of options exercised during the year ended December 31, 2006 amounted to $815,319. Tax benefits related to option exercises were not deemed to be realized as net operating loss carryforwards are available to offset taxable income computed without giving effect to the deductions related to option exercises.

NOTE M - EMPLOYEE INCENTIVE PLANS (CONTINUED)

Non-cash compensation expense relating to stock options was calculated by using the Black-Scholes option pricing model, amortizing the value calculated over the vesting period and applying a forfeiture percentage as estimated by the Company's management, using historical information. The Company has elected to recognize compensation cost for option awards that have graded vesting schedules on a straight line basis over the requisite service period for the entire award.

LTS's Qualified Employee Stock Purchase Plan ("the Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS's common stock. All full-time employees may use a portion of their salary to acquire shares of LTS's common stock at the end of each option period at a discount of up to 5% below the market price of LTS's common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2006, 248,298 shares of LTS's common stock were issued to employees under the Plan, at prices ranging from $0.95 to $1.368 per share, for an aggregate purchase price of approximately $267,343.

NOTE N - EMPLOYEE STOCK PURCHASE AGREEMENTS

During June through August 2005, the Company entered into various employment agreements with newly employed executives whereby some of the executives committed to purchase up to an aggregate of 5,275,000 shares of LTS's common stock at prices ranging from $0.53 to $0.645 per share solely through the use of compensation, as defined, earned by them. In January 2006, one of the employment agreements was terminated and two of the employment agreements were restructured and, among other things, the commitments to purchase 4,500,000 shares of LTS's common stock were eliminated. During 2006, compensation was earned by one other executive that required the purchase of 775,000 shares; however, the Company and the employee agreed to forego a portion of the share purchase and the Company agreed to compensate the employee for the difference on 508,520 shares between the contractual purchase price of $0.645 and $1.00, the then quoted market price of LTS common stock. The executive purchased 266,480 shares of LTS common stock at $0.645, which was less than the quoted market price of LTS's common stock on the date of purchase.

In 2005, the Company had entered into several employment agreements with newly hired employees, pursuant to which LTS sold its common stock to the employees. The sales price was below the quoted market price of LTS's common stock on the effective date of the agreements by $1,587,000. Such compensation is being amortized over the initial term of the employees' employment agreements, which are generally one to two years. Amortization of non-cash compensation expense is credited to additional paid-in capital.

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2006

NOTE O - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Reclassifications	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 3,921,433	$ 770,293	$ 500	$ 4,692,226
Securities owned	48,601			48,601
Due from clearing broker	24,851,214			24,851,214
Due from other broker dealers			4,248,725	4,248,725
Due from affiliates	1,095,293	4,829	(871,740)	228,382
Exchange memberships owned	120,000			120,000
Furniture, equipment and leasehold improvements, net	393,633			393,633
Restricted asset			1,093,593	1,093,593
Intangible assets			702,013	702,013
Other assets	7,659,157	102,577	(6,044,831)	1,716,903
	$ 38,089,331	$ 877,699	$ (871,740)	$ 38,095,290
LIABILITIES				
Securities sold, but not yet purchased	$ 2,032,268			$ 2,032,268
Accrued compensation		11,695	$ 3,752,630	3,764,325
Accrued expenses and other liabilities	9,625,394	646,865	(7,308,421)	2,963,838
Due to Parent			1,443,024	1,443,024
Deferred rent			1,460,166	1,460,166
	11,657,662	658,560	(652,601)	11,663,621
STOCKHOLDER'S EQUITY				
Common stock	56,000	20	(20)	56,000
Capital in excess of par value	85,619,512	1,520,090	(1,520,090)	85,619,512
Accumulated deficit	(59,243,843)	(1,300,971)	1,300,971	(59,243,843)
	26,431,669	219,139	(219,139)	26,431,669
	$ 38,089,331	$ 877,699	$ (871,740)	$38,095,290

END